大華銀行
UNITED OVERSEAS BANK

03 JUL 21 7:21

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 Fax (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A17/sc

1 July 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA


03024713


SUPPL

UOB RECEIVES APPROVAL FOR RENMINBI LICENCE IN SHANGHAI

Dear Sir

We enclose a copy of our News Release dated 1 July 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc


大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

United Overseas Bank Receives Approval for Renminbi Licence in Shanghai

Licence is UOB's second following the award of a
Renminbi licence for its UOB Shenzhen Branch in December 2002

Singapore, 1 July 2003 – United Overseas Bank Limited (UOB) is pleased to announce that its UOB Shanghai Branch has received approval to conduct Renminbi (RMB) banking business.

UOB Shanghai Branch will be the Bank's second branch in China to offer RMB banking services to foreign individuals, foreign enterprises and foreign joint venture companies. UOB Shenzhen Branch was the first among UOB's branches in China to do so when it commenced its RMB banking services in December 2002.

UOB Shanghai Branch is expected to commence its RMB business in the third quarter of 2003.

With the receipt of approval for the RMB licence, UOB Shanghai Branch will be able to offer a wider range of products and services to its customers. The Branch is currently licensed to provide foreign currency banking services – including foreign currency loans, deposits, trade finance, remittances, bills discounting and foreign currency exchange – to foreign individuals, foreign enterprise and foreign joint venture companies as well as local individuals and local enterprises in China. As an Authorised Approving Centre for capital accounts, UOB Shanghai Branch is also authorised to approve and handle capital account transactions in Shanghai.

The expansion in the scope of UOB's banking business in China is in line with the Bank's strategy in focusing on Greater China as one of its key growth markets.

The UOB Group has an international network that comprises 249 offices in 18 countries and territories in the Asia-Pacific region, Western Europe and North America. In China, UOB has five branches (in Beijing, Guangzhou, Shanghai, Shenzhen and Xiamen) as well as a Representative Office in Chengdu to serve the financing needs of its customers who are investing in China.

For more information, please contact:

Ms Teo Suan Hwi
UOB Corporate Affairs
Tel: (65) 6539 3972
Fax: (65) 6538 2559
EMAIL: TEO.SUANHWI@UOBGROUP.COM

Ms Evelyn Chng
UOB International Branches
Tel: (65) 6539 2516
Fax: (65) 6533 1570
EMAIL: EVELYN.CHNGKH@UOBGROUP.COM